EXHIBIT 99.6
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter and year ended March 31, 2007
7:30 PM Indian Standard Time, April 20, 2007
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance & CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sekar (P R Chandrasekar), President — Americas & Europe

•	Sudip Banerjee, President — Enterprise Solutions

•	Girish Paranjpe, President — Finance Solutions

•	Ramesh Emani, President — Product Engineering Solutions

•	Sudip Nandy, Chief Strategy Officer

•	T.K. Kurien, Chief Executive — Wipro BPO

•	Sridhar Ramasubbu, CFO, Americas & Europe

•	Sanjay Joshi, Chief Executive — Global Programs

•	R Rajesh Ramaiah, Corporate Treasurer
Sridhar Ramasubbu: Good Morning. Thanks Prem and thanks everyone for joining us for Wipro’s 4th quarter results and earnings call for a quarter ending at March 31, 2007. Jatin, Lalith, and Rajesh from the IR team join me in conveying our very warm welcome to all of you.
With us today, we have Mr. Azim Premji, Chairman; Mr. Suresh Senapaty, CFO; and other members of senior management team including the BU heads. I hope you have had an opportunity to review the first release which we issued today morning under the US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his thoughts on our performance and prospects and Suresh will take you through the financial highlights of this quarter.
As a reminder, when we discuss our results in today’s call, some of the issues we discussed maybe forward looking and I would like to advise you that these statements maybe subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC at www.sec.gov. Wipro assumes no obligation to update the information presented during today’s call. The call is scheduled for an hour. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com.
I am online on e-mail and if you have any specific questions, which you are unable to ask, please send me a mail and we will address those questions as well at the end of the Q&A. I also understand that when you are going to press for the question, you may not need necessarily press *1, just press 1 and you get into the questions. So, with that let me turn over the call to Mr. Azim Premji, Chairman Wipro.

Azim Premji: Good morning to all of you. By now you would have seen our results for the quarter ended March 31, 2007, while the management team would be happy to answer your queries, I would like to take some time before that to share some thoughts on our performance and prospects.
We have had a good year in 2006-2007. Wipro Limited recorded revenue growth of 41% year-on-year for financial year 2007, and net income growth of 44% year-on-year. All our business segments contributed to the strong growth in revenue and profits. Our combined IT business crossed $3 billion mark in 2006-2007. During the year, we have made investments in the form of strategic acquisitions, expanded our sales force, increased domain competency, and solution focus and launched new projects under the quantum innovation umbrella.
These have helped us in delivering good profit growth winning a number of large deals and expanding our footprints with existing customers.
These results are also a testimony to the fact that investing in the right opportunities will lead in good results. We invested early in our differentiated service lines, mainly technology infrastructure services, testing services, and enterprise application services. All these service lines have grown well ahead of our Global IT growth.
Our BPO business, which went through a planned transformation has delivered strong growth during the past few quarters and has been consistently improving profitability.
Our financial services business has grown at a CAGR of 50% for the last 4 years and crossed the half a billion mark in revenues for the year. During the year, we have an excellent growth in retail, TMTS, and healthcare verticals of our enterprise business.
Our enterprise solution business crossed 1 billion in annual revenues. From geography prospective, Europe continues to grow at a brisk pace. We expanded our geographical presence by creating a center in Romania, which has gone live with its first customer and we now have a global delivery center in Portugal and Brazil.
We continue to invest in quality processes and we are amongst the first few companies to get certified under the new CMMi version 1.2 model across our onsite and offshore development centers. We received India Innovation Award under the business innovation category for our global customer center and we were the only Indian company to be profiles by Business Week as part of the IN 25 Champions of Innovation. Similarly, India, Middle East, and Asia Pacific IT business continued its momentum and grew as double the industry growth rates. It recorded a revenue and profit growth of 45% of 2006-2007.
We won several large global outsourcing deals during the year including some marquee customers like Dena Bank, a leading bank in India and Our win ratios continues to be high at around 60%.
Our technology partners like Cisco, Microsoft, and Checkpoint have rated us as a top partner for the year. We continue to invest in our Non-IT business in the form of acquisitions and also in product and geographic expansion. For the fiscal they have delivered growth rates, which are double the industry rates.
To sum up, our investment and our focus on enhancing value to our customers and stakeholders has paid off. As we start a new year, we see new challenges and exciting opportunities ahead. We have drawn up an aggressive plan and focused set of action to drive profitable growth. We believe that we have the right ingredients in place to keep winning. I would request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty: A very good afternoon to you, ladies and gentleman. Let me comment by highlighting the fact that for the convenience of the readers. Our year’s financial statements have been translated into dollars and moved in bank rate in New York City on March 30, 2007, as certified by the Federal Reserve Bank of New York, which the $1 US is equal to Rs. 43.10.
Accordingly, revenue of our global IT services segment that was $690.7 million or in rupee terms, Rs. 30.42 billion appears in our earnings release as $706 million based on the convenient translations.
Global IT Services revenue for the quarter of 690.7 million included 631.1 million from IT services and 59.6 million from BPO services. The sequential revenue growth of 7.8% in global IT services segment comprised of 7.4% growth in the revenue of IT services and 12.5% growth in revenue of BPO services. Sequential revenue growth of 7.4% in IT services was driven by volume growth of 5.4% and increase in realization of 1.3%.
Importantly, our acquisitions grew 14% sequentially in the quarter.
On the forex front, our realized rate for the quarter was Rs. 44.04 versus rate of Rs. 44.77 a dollar realized for the quarter ended on December 31, 2006.
As that period end, after assigning to the assets on the balance sheet, we had about $195 million of contracts at the rates of between Rs. 44 to Rs. 45.77.
During the quarter we added 44 new customers, 7 of which were Fortune 1000/ Global 500 customer. We continued to see good traction in the marketplace across our service offerings. During financial year 2007, we won 10 large multimillion multiyear deals. We had 7 customers with annual revenues in excess of $50 million as compared to 3 in FY2006.
During the year, we crossed the milestone of 250 customers with $1 million in run rate. Our realization for the year was higher by 1% on blended basis. On an organic basis we improved offshore mix by approximately 150 basis points. The quarterly revenues run-rate of our acquisitions have improved by 40% since this consummation and we are happy to share that all our acquisitions have reported profit for the quarter ended March 31, 2007.
During the quarter, we effected salary hikes in January for our onsite employees, which impacted our margin by 60 basis points. Increase in billing rates and improved profitability in our acquisition in BPO significantly offset other impact of wage hike and rupee appreciation.
Operating margins of our acquisitions portfolio improved by more than 1,050 basis sequentially. For the full year, we have delivered a margin of 24% in our global IT business, almost flat compared to fiscal 2006, despite making investments in acquisitions, sales and marketing and impact on accounts of wage hike and RSU grant.
The BPO business has completed its first phase of transformation. It has delivered good growth in the last 2 quarters and has held margins fairly around the 22% range. We are confident that we have created a robust platform for future growth. For the quarter ending June 2007, we expect volume lead growth with stable price realization. Rupee appreciation and exchange rates will impact our margins adversely.
We have communicated in our usual report financials of acquisitions on a stand-alone basis for a period of 2 to 4 quarters. Since this period is complete for all our acquisitions, we will be merging the acquisitions in their respective segments from quarter 1 of fiscal 2008. We will now be glad to take questions.
Moderator: Okay, ladies and gentleman if you have a question at this time, please press the 1 key on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. Once again ladies and gentleman, if you have a question at this time, please press the 1 at this time. Our first question comes from Joseph Foresi from JMS. Your line is open.

Joseph Foresi: Hi guys! a couple good questions here. First is on guidance for the June period. It seems to be a little bit lighter than surely what I was expecting. Any comment on that in that effect basically the odd numbers here because the December quarter was so strong and how you seeing the environment right now in North America as far as IT Services at this time are concerned?
Suresh Senapaty: Yes before I request Sekar who heads our North America and the Europe geography, let me respond to your question on the guidance. Yes we have given the guidance of about $711 million against the $690 million last quarter and this is based on what we see realistically at this point in time such as funnel, the run rate etc. etc. Also if you look at historically Wipro’s first quarter has not been always a very good quarter. Last year the numbers we had, we had about two acquisitions, we got three consummated during the quarter and therefore exactly it is not as apple to apple comparisons, but all I can say is overall our environment outlook has not undergone any change, but for Q1, we thought that this point in fact is appropriate to articulate our guidance of approximately $711 million. Now, I would like to hand over to Sekar.
Sekar: Joseph, this Sekar. Regarding the environment in the US, I am not going to comment on the state of the economy because there are so many aspects to it that frankly it is hard to figure out impact of housing, interest rates, and the sub-prime situations etc. And with regards to IT market itself, frankly based on everything that we have seen in the US market, the customers, our sales force, the discussions we have had, there has been nothing to indicate to us that there is any material slowdown in offering or anything that you have seen. We have not seen any cancellation of visits. We have not seen any postponement of discussions. Interest in demand remains fairly high. The now our last quarter in the US has been very very strong in excess of 8% sequential. We have opened a bunch of new accounts. We have opened 40 accounts across the board of which 35 are based in the US, out of which 7 are global 1000 fortune 500 accounts and the sequential growth has been good. We have added to the number of million dollar accounts, we added to the number of 20 million dollar accounts and service line and vertical expansion has been frankly uniform across the board. We believe that we continue to have a fair amount of room on the table to sell across to even the installed base that we have with the breath and depth of services that we can offer and we still believe that the demand in the US, for that matter in Europe as well, are remains quite healthy. There is no reason for us to think that this is something which is more than slowdown situation.
Joseph: Sure. two more questions. My second one is on Product Engineering in Europe. I see some weakness and more particular in this quarter. How should we, How should we look at those areas and how do we see growth in those.
Ramesh Emani: Hi Joseph, this is Ramesh Emani and I look after the Telecom and Production Engineering business. Regarding your question on the product engineering business the softness, which you are seeing, I may put it is, our product engineering business has broadly three components. There is the business from the telecom equipment vendors, there is business from the IT vendors, both computing, storage, and software vendors and the embedded systems. There is indeed softness in telecom equipment vendors market, primarily in our view because of the large mergers that have happened in the marketplace and there is a product consolidation that has led to review of outsourcing or even you know, their own individual accounts. We think, we feel consideration and go forward with most of these ventures, we think situation will start coming back to normal and we are already seeing some traction from many of these companies and we think in the next two quarters you will see good growth. However, I must say that we had a very good growth in the embedded systems business primarily from the medical automotive or industrial automation business, which in some sense have you know, offset for the decline had in the telecom equipment vendors and embedded business. On Europe, Sekar please.
Sekar : We had a very good quarter, last quarter we had about 14% sequential. This quarter also in terms of year-on-year our growth is 38. Yeah, that is for a year and same situation Joe, we have the securities business and Insurance business going strong. And we have some significant plans for continental Europe and therefore we do not believe that there are reasons for any apprehensions in Europe.
Moderator: Our next question comes from Trip Chowdhury from Global Economic Research. Your line is open.
Trip: Thank you. Congratulations on good execution. A couple of questions. First on Retail. The business seems to be very very strong. What is the reason for that?
Sudip Banerjee: This is Sudip Banerjee here. In Retail vertical we had prospect build-up starting at about January, February of 2006 and many of those decisions came in the early part of 2006 typically around May, June timeframe. Those also included a couple of very large deals which we have announced that we have won. And these are deals in excess of $75 million. Coupled with that, we also had acquisition of a retail solutions company and that has given us access to more customers. So those three elements have combined to give retail vertical a very solid boost during 2006-2007 and we have ended up with 72% YoY growth from that vertical.
Trip : And also I see BPO showing some strength. What is the reason for that strength and do you think that strength is enabled for the next few quarters?
T K Kurien: Sure, the answer is very simple. The answer is that, if you look at the top line growth last quarter it has primarily been driven by volume growth. And the way we see that the demand environment continues to be fairly decent. Our top line determined by the timeline the customers take for transition and that could be the only kind variability that we have as part of process in terms of the quarter revenue.
Trip : Perfect. In the earlier calls, you mentioned, I think Mr. Premji mentioned that Wipro will be looking into large acquisitions. I was wondering can give us some colors, where do the acquisitions come from US based companies or from other parts of the world and which sector are you trying to enter by these large acquisitions that you mentioned in the previous call ?
Sudip Nandy: Trip, this is Sudip Nandy. We are looking at acquisitions, you know in several of the verticals where we have seen there is a gap between what we can offer our customers to complete our solution offering and rather than look at smaller acquisitions, because we are comfortable with them. We are now saying the bar is higher. We are more comfortably indicating even $100 or $200 Mn companies. So we should look at that. So this year the strategic areas of you know, say a retail vertical or manufacturing verticals, whichever verticals we have identified as key verticals or key service lines, we are looking at bigger pieces there. That is one. The second piece is that, we had earlier constrained ourselves by saying that we would only go for single vertical or single service line kind of acquisitions. We are now saying that having done several acquisitions over the last 12 months, our competence and our comfort is greater and so we can now do even multi-vertical acquisitions. That is secondary. That immediately raises the size of acquisitions you can look at. And the third area is that we have been more hesitant in doing acquisitions, which we were very high end because we were not comfortable that we will be able to get the full value in the right manner. We are now comfortable with the Enabler acquisitions that even if we have high end consulting capability in a particular vertical, we can combine that consulting and domain knowledge with the global delivery and technical competence and really make a difference to our customers. So that has given us greater confidence and the three areas put together, we are really looking at something number which are in the order of kind of bigger in the order of acquisitions. It is not really a geography we are targeting. So I cannot say that we are looking at US or Europe per se. It could be anywhere, wherever the strategic needs gets fulfilled. But suffice to say, that we are looking at vertical scale type acquisitions, industry domain type acquisition, as well as service line acquisitions.
Trip: Thank You, and Congratulations on good execution.

Sudip Nandy: Thank you Trip.
Moderator: Our next question comes from Mark your line is open.
Mark: Hi this is Mark. Just a broad question here with regard to your revenue mix. Looking back to the beginning of fiscal 07, I think close to 80% of the revenue came from Global IT sources and products and I think you wrapped up the year in the fourth quarter around 70% and I am curious you lookout may be a longer term operating model, where you do you think the mixed would stabilize?
Suresh Senapaty: Actually, so far as the Wipro Infotech business is concerned, there is a fat amount of our product component in that and in quarter four, because of the domestic market there may be tax laws, the government spending that happens etc etc tends to peak in quarter four, significantly than it does in earlier quarters of the year. So, otherwise, you will be seeing the growth rate of Wipro Technologies with both IT, Wipro Infotech as well as consumer care almost similar, they have showed overall mix, on the view there will not be much difference. Again, there was an acquisition of 3D Networks, that was done by Wipro Infotech and we got consummated in November 2006 that again is full impact was felt in the quarter and that did take up the share in therefore you are finding it in Q4 the mix has slightly changed But in general terms, we could continue to expect IT business to be still- 88 to 90% of the overall revenue. In the global IT, it is above 70% as then and the profit is expected to be in excess of 90% of operating profit would be from IT business.
Mark: Great. Thanks for the caller there. With regards to the pricing, of course you can comment on what you are seeing in terms of the pricing trend in existing contracts.
Suresh Senapaty: Yes, so far as the pricing on the existing contracts are concerned, we have generally we are on a comfortable situation of things, there is stability. We are getting new customers at about 3 to 5 % better rates and the existing customers whenever we come to negotiation of these renewals, we are finding more often that we are able to get reasonable increases. Net to net, last year, if you see 06-07 over 05-06, we got a 1% increase in realization, quarter-on-quarter we had about 1.3% improvement in realization. So, our outlook is that, in the fairly stable of 06-07 and 07-08 most of the growth would come through.
Mark: Great. One forward question. Notice your BPO margins, this quarter looks very good. I was wondering, what do you think about sustainability of those margins as you look ahead? Thank you.
T K Kurien: Yes. Margins last quarter was very decent and from our perspective, they have always guided, in the sense, the margin remained between 20 to 22%. We have come at the higher end of the scale this time, but I do not see anything that today, that would make me change that 20-22% range that have indicated in the past. I think that they will still remain in that range.
Moderator: Okay, Our next question comes from Brian Keane from Prudential. Your line is open.
Brian Keane: Yeah, Hi. Can you talk about Operating margins next year, some of the head winds you faced like the rupee and wage inflation. Which leverage do you guys, plan to pull to offset this in Fiscal 0708.
Suresh Senapaty: Brian, If you have seen the margins of ours 05-06 versus 06-07 they have remained almost the same under the US GAAP and quarter-on-quarter, there has been reduction because of the rupee exchange difference and some amount of that is because of the, you know exercise of the options that the employees get in lieu of the FBT.
The company agreed to fund the interest cost and therefore we took a 0.2-% dip in the margin, but on net-net you will see on year-on-year basis, we have been able to maintain the margin. So, and we have seen there has been weakness in the trade. There has been obvious strengthening of the rupee, but there has been multiple other levers which have been able to pull to be able get overall fair amount of balance in the margin.
So, going forward also, in a medium to long term, I think we can be able to do sustainable margins and yet rupee is an uncertainty and we have to deal with it. So far, this kind of a policy we have had has we have been able to mitigate the uncertainty and volatility of the exchange. At this point in time, we have covered as of March 31st of about $195 million over and above whatever covers we have assigned assets in the books. That covers is about at 44-45.77. Yes, we there are uncertainties with respect to what exchange is going to shape in the current quarter and going forward. But we would say, a in medium to long term we should see sustainability of the margin.
Brian Keane: Okay, in the top line I saw the quarterly revenue for IT services business. Do you have any thoughts on the for year fiscal year 08 away should be at or above the industry averages or any thoughts on that ?
Suresh Senapaty: Yeah. As you know that we typically guide on a quarter-to-quarter basis. We have generally delivered every year ahead of what the industry growth rates have been and we intend to we will continue with that. But we give guidance only quarter-to-quarter. The outlook it is very exciting and pipeline is exciting. I request my colleague Sanjay Joshi who deals with our large deals, based in Dallas, what we seen in terms of big ticket items.
Sanjay Joshi: I think since we started the focus on large deals late last year, we have seen a very significant build up of traction in that area. Lots of the deal that we have closed in 2006-2007 are drafting out very well. In addition, we continue to attract very strong talents into this large pool because of very different patterns of change. So all in all, the market for the large deals we are taking share away from the incumbents as mega deals gets broken up into smaller deals and that way it lends little leverage for us to play.
Brian Keane: Okay. So how many large deals that they won this fiscal year I guess versus may be last and then what is the pipe line? Is there amount of deals 15-20 or sound like you are working out for large deals looking forward?
Sudip Banerjee: These are so binary in nature we will prefer not to give the number on the kinds of the deals because in many situations many clients changed outcome to the very last minutes so until the deal is signed we prefer not to give a number on that and many client particularly are hesitant or reserved about going public but we can certainly assure you that we are getting traction in that segment.
Suresh Senapaty: And in the last year we took about 10 orders which are $50 million multi-years contract and the traction as you are seeing now is nothing dissimilar.
Brian Keane: Okay. Okay just a last question on acquisition. You talked about doing bigger deals will that be all over the world or in particular how about the US? Are you working in the US to add there?
Sudip Nandy: There is no geography specific intents at this point of time. The intents are primarily in the different industry domain where we want to able to bring differentiated capability to add to what we have already on offer or to strength our existing service lines where we are offering infrastructure or package application or testing or BPO so we will able to add significant capabilities. Capability this could be consulting types, capability which could be platform based operations, BPO operation type or we differentiated non-linear kind of a model. So this is not a geography-based deal. It is just happen that we might find the particular acquisition like as we mentioned it about the Enabler acquisition in Portugal we were not looking for Portuguese acquisition. We are looking for Retail capability with Oracle implementation. It has just happened that the entity was in Brazil and Portugal. So I would say no to any US site but the type of requirement and the size we are looking at, the possibility of deal in the US is higher because there are higher number of US merger capabilities but we are not looking as the end objective.
Brian Keane: Okay thank you very much.
Moderator: Our next question from Julio Quinteros from Goldman Sachs. Your line is open.
Julio: Thanks. Why we do not talk about a little bit about the telecom technology business side particularly the product engineering services. Please help us get a sense of visibility in that segment with the lot of changes going on in that space. Help us on the visibility and how you guys look at your products lines related to your customers there and the revenue etc. Thank you.
Ramesh Emani: Hi Julio this is Ramesh Emani from the telecom and the product engineering group. The questions what you are asking in terms of trying to paint the landscape of the telecom engineering market, the visibility we have in year 2006 we had dramatic change in the reduction of number of leading players in that market. I do not think it ever happened that kind of reduction, so I think most of the last year and even I can say the after this quarter most of the efforts of our customers who are in terms of trying to figure out how they will do the product consolidation, lab consolidation, and it was not an easy task, of course, they also stand as much more time in terms of getting regulatory approvals and so, in this sense lot of their time was spent on these things. At the same time there was also a lot of consolidation happening at the carrier on site so that was also making all of these people decide what is the renew carriers are wanting in terms of the solutions and their means. So, what we have seen is that essentially there was no inflow that is what has happened. Okay. That has led to definitely a reduction, a complete softness in terms of the demand side in our business, but the good news is that in the past we are seeing our customer making dictions and in terms of making the product plan and in terms of the development plants, we are seeing definitely a lot of increase in action in terms of queries to their discussion with us. So in fact before you should see some improvement in the outlook for this portion of the market in the next two quarters. There is another development that is happening with the telecom vendors even in terms of their move into services. They are trying to move away from being a fewer box suppliers as a total solution providers. We think that also gives us an opportunity given the close relationship with many of the vendors to help them expand their own services portfolio.
Julio: Okay.
Ramesh Emani: Other portion of the product engineering business we do in Wipro is the embedded system. So the embedded systems, we classify and essentially under five verticals there is a briefing and imaging in medical electronics, automotive electronics, industrial automation and aerospace and different business. We have seen a lot of action in terms of customer readiness to work with outsourcing vendors like ourselves and I can say the last year we had a very good growth in the embedded systems market much higher than the average growth rate of Wipro.
Julio: Okay. One follow up question for Senapaty on the tax rate for the current quarter. Could you just walk us to what happened there very quickly I might have missed that earlier and then what your tax rate exception as going forward?
Senapaty: The effective tax rate for 2006-2007 was about 14% and tax with the write back of about 700 million rupees so if your write back was not to be there we could have come out 15% ETR. So we think the current year would be around the same number.
Julio: Okay. Great. Thank you.
Moderator: Our next question comes from Michael. Your line is open.

Michael: Congratulations on a very good quarter. Actually I am curious about your new facilities in Romania, Portugal, and Brazil. Can you give some light on how much staff you have in these facilities at this time and what your one year staff level goals are for each location?
Suresh Senapaty: I will request Sudip Banerjee to talk about Portugal and Brazil and Romania I would request T. K. Kurian.
Michael: Great.
Sudip Banerjee: So we will start with Portugal and the I will move on to Brazil. Portugal currently we have a strength of about roughly 230 people and in Brazil we have about 70 people. The total strength we have through Enabler acquisition is 348. the other people are in different other locations around the continental Europe.
Michael: Okay and is this the ongoing headcount that you would like to maintain or you plan to ramp the staff level at these facilities during the coming fiscal year?
Sudip Banerjee: Well, both in Portugal and in Brazil we had a little addition from the time of the acquisition and as I said our original headcount was 309 and it is now gone up to 348. So, we have added on people in even Enabler part of the acquisition and we will continue to do the people additions in both locations as well as add people in other locations as well for the Retail solution space.
Michael: In the terms of your expansion in Brazil is this driven by the needs of your current customers or is the expansion being driven by expectations of forward need or maybe it is a response to TCS aggressive expansion of its own global delivery network?
Sudip Banerjee: It is not a response to any other company’s plans. It is factor of what we think our customers require and the best location to execute from. We have certain type of skills which we think we can expand in Brazil and those skills are in enabling space it may be around data warehousing as well as some E-commerce people, in addition to Reetek solutions people. We are looking at that center for some other skills as well and based on the customer needs, we are going to add more. We have capacity in that center to about 230 to 240 people. So, we have the space, we have the infrastructure and we would also execute other work in different other areas for other customers, not just in Reetek solutions from Brazil.
Michael: And so then the Portugal and Romania facilities are there acting as near-shore facilities in support of Western European customers.
Sudip Banerjee: Again the Portugal facility started off with hiring people experienced in the Reetek solutions as well as service/host Retail customers. We do not plan to add new segment other than these two and for the time being the customer we will service from Portugal we will be in that segment. So, as far as Romania is concern, the current work which we are doing in this BPO stack, but you will add on more customers there and we will also expand beyond BPO at this time.
Michael: And then the last question I guess is that in terms of your location in Romania and Eastern Europe, is any of the presence that you are building up there have to do with anticipated forward demand for IT services in that region?
Sudip Banerjee: The demand that we are currently seeing is for our customers in Continental Europe who look at Eastern Europe as a possible offshore location, given the language skills that is available in that place. So, we would be adding on headcount with the view of progressing needs of Continental European customers, the French customers, German customers, etc.

Michael: Okay, my last question just has to do with the 1,100 basis point margin expansion in you acquisition portfolio. Do you consider this improvement in the margins to be a direct result of the lessons learnt from acquisitions made prior to 2005? In other words, as down those earlier acquisitions were at sometimes perhaps you were not as satisfied with the speed to profitability that you saw and you went through and developed new plans and highly detailed approaches to be sure you could do a much better job with all forward acquisitions. Has this been applied in the case as now we are seeing good results as a result of that?
Sudip Nandy: To an extent yes but only partially, because we have put in significantly more effort and gone drill down to lot of details in doing the integration planning for the company. But, I think most importantly we started small and we found a business manager who has complete ownership of the particular acquisition, like you know, you heard a little while back, Sudip talk about the Enabler acquisition in great detail. For each of the acquisitions, we have had one person responsible for every aspect of the acquisition. We identified very senior level people, GM and above-level individuals pull him out, give him or her taken out from the job and assigned them to be integration for full 100 days and then carry on to an operating role in the acquired entity.
These are some of the learning we have had from the pre-2005 acquisitions and to an extent, they have helped us into two things, one is utilize the strength of Wipro to leverage the capability of the smaller companies and also we have been able to really do some amount of, but some amount of cost take-out, which are the obvious areas where we could impact without impacting the capability on the field. So, lot of these have actually been learning from the past and also we have learnt, not only from our acquisition, but we have gone to global experts, you know the people who do acquisitions-a-week kind of companies like Ciscos and GEs and we have learnt from them at how to go about realizing the benefits of these acquisition. So, the combination of internal learning and picking up from the experts that helped us turn in around quickly and try to realize the revenue synergy that we plan for rapidly..
Suresh Senapaty: and also in this quarter all the acquisitions that we did in the last 15 to 17 months have been positive.
Michael: Okay, thank you very much, and congratulations again.
Suresh Senapaty: Thank you, thank you so much.
Participant: Sir, Good evening, nice quarter. My question has to do with margin visibility. Could you indicate the portion of the work force that falls currently in the less than 3 years of experienced category and where this figure was last year as well as what the objective in longer term and the margins and utility to the future improvements?
Rajesh: Hi this is Rajesh here. Current quarter number is around 40% in terms less than than 3 years experienced. The intention is to move it a bit further. About a year back it was around 37%.
Participant: And what did you say the objective was?
Suresh Senapaty: The objective is to do little bit more and that is where we will have much more have campus hires. We are also increasing intake in Wipro Academy of Software Excellence. It took in 300 last year, this year we are going to double it. And, we have already offered 14,000 offers in the campus who will be joining. From that perspective, the overall initiatives are on and we want to improve that. We have not communicated a number, but we are looking at this for sure a significant improvement in this area.
Participant: Mr. Senapaty, do you have a margins sensitivity number for each percentage point, what the impact would be on your operating margin.

Senapaty: We are talking about in the range of 0.2%-0.3% this was the impact. If you think complex in the sense that why you can simplify them in to one category of saying that how many is less than 3 years or more than 3 years. Believe me more than 3 years, there will be bucket, and within the less than 3 years also there could be a bucket. So, how we the movement happens, I do not think there is a thumb rule to it in terms of saying as far as for 1% point change like we have foreign exchange as an impact, but you know, just to give you some kind of, I do not want to communicate the thumb rule moving from the head at 0.2-0.3 kind of the number you can get. Keep changing it as the configuration changes of both the buckets.
Participant: I understand and then to switch gears the capacity expansion in Pune to 17,000 seats, when is that slated for completion, over what period of time?
Senapaty: Over the next 2 years.
Participant: Okay, so it is going from 6 to 17 over the next 2 years.
Senapaty: Yeah.
Participant: Okay, Thank you very much.
Senapaty: Thank you.
Moderator: I am not shown any further questions in queue at this time.
Sridhar: Yeah, actually at this time we can close the call. Thank you very much for participation in the earnings call and if you have further questions, please do reach out to Rajesh, Myself, or Jatin, we are available on offline and the whole thing is being recorded and transcription will be posted in the website shortly. Thank you very much.
Moderator: Ladies and gentleman, this conference would be available for replay at the 1:30 p.m. today, April 30, 2007, at 11:59 p.m. You may access to AT&T teleconference resource system at any time by dialing 1800-475-6701, and an entering the access code 70475. International participants dial 320-365-3844. That concludes our conference for today.